                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                             The Panda Project, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69833F104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alan E. Salzman
                             Silicon Bandwidth, Inc.
                          1001 Bayhill Drive, Suite 140
                               San Bruno, CA 94066
                                 (650) 866-3100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (continued on following pages)

CUSIP NO. 69833F104                    13D

          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SILICON BANDWIDTH, INC.
          SEE ITEM 2 FOR IDENTIFICATION OF CONTROLLING PERSON.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          STATE OF DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                     24,997,606
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,997,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 69833F104                    13D

          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          VANTAGE POINT VENTURE PARTNERS 1996, L.P.
          SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNER.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          STATE OF DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                     24,997,606
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,997,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 69833F104                    13D

          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          VANTAGE POINT ASSOCIATES, L.P.
          SEE ITEM 2 FOR IDENTIFICATION OF MANAGING MEMBERS.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                     24,997,606
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,997,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 69833F104                    13D

          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JAMES D. MARVER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                     24,997,606
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,997,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 69833F104                    13D

          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ALAN E. SALZMAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CANADIAN CITIZEN
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                     24,997,606
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,997,606
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the above reporting persons that it or he is the beneficial owner of any of the Common Stock of The Panda Project, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of The Panda Project, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 951 Broken Sound Parkway, Boca Raton, FL 33487.

ITEM 2.        IDENTITY AND BACKGROUND.

               Set forth below is the following information with respect to each of the persons filing this Schedule 13D and each such person's general partners or members, as the case may be (the "Reporting Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.      Silicon Bandwidth, Inc.

        (a) The name of the person filing this statement is Silicon Bandwidth, Inc., a Delaware corporation ("SBI"). The sole stockholder of SBI is VantagePoint Venture Partners 1996, L.P., a Delaware limited partnership.

        (b) The address of the principal office and principal business of SBI is 1001 Bayhill Drive, Suite 140, San Bruno, CA 94066.

        (c) SBI is a newly created corporation that has been formed to acquire certain assets of the Issuer as described in Item 3.

        (d) No criminal convictions or proceedings. (1)

        (e) No civil or administrative proceedings. (1)

        (f) Delaware.

II. VantagePoint Venture Partners 1996, L.P.

        (a) The name of the person filing this statement is VantagePoint Venture Partners 1996, L.P. a Delaware limited partnership ("VPVP"). The general partner of VPVP is VantagePoint Associates, L.L.C., a Delaware limited liability company.

        (b) The address of the principal office and principal business of VPVP is 1001 Bayhill Drive, Suite 140, San Bruno, CA 94066.

        (c) VPVP is a limited partnership investment fund whose primary business is investing in promising technology companies.

        (d) No convictions or criminal proceedings. (1)

        (e) No civil or administrative proceedings. (1)

        (f) Delaware.

III. VantagePoint Associates, L.L.C.

        (a) The name of the person filing this statement VantagePoint Associates, L.L.C., a Delaware limited liability company ("VPAssociates"). The managing members of VPAssociates are James D. Marver and Alan E. Salzman.

        (b) The address of the principal office and principal business of VPAssociates is 1001 Bayhill Drive, Suite 140, San Bruno, CA 94066.

        (c) VP Associates is a limited liability investment fund manager.

        (d) No convictions or criminal proceedings. (1)

        (e) No civil or administrative proceedings.

        (f) Delaware.

IV.     James D. Marver

        (g) The name of the person filing this statement is James D. Marver.

        (h) The business address of Mr. Marver is 1001 Bayhill Drive, Suite 140, San Bruno, CA 94066.

        (i) Mr. Marver is a managing member of VPAssociates. VPAssociates is a limited liability company investment fund manager.

        (j) No convictions or criminal proceedings. (1)

        (k) No civil or administrative proceedings.

        (l) California.

V.      Alan E. Salzman

        (a) The name of the person filing this statement is Alan E. Salzman.

        (b) The business address of Mr. Salzman is 1001 Bayhill Drive, Suite 140, San Bruno, CA 94066.

        (c) Mr. Salzman is a managing member of VPAssociates. VPAssociates is a limited liability company investment fund manager.

        (d) No convictions or criminal proceedings. (1)

        (e) No civil or administrative proceedings.

        (f) California.

Footnote to Item 2.

        (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar infractions or misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to a Letter of Intent date May 14, 1999 (the "Letter of Intent"), by and between SBI and the Issuer, the Issuer agreed to sell and SBI agreed to purchase subject in each case to customary closing conditions described in the Letter of Intent and as will be described in the Asset Purchase Agreement (as defined below), the Issuer's intellectual property portfolio as well as the fixed assets related to the issuer's interconnect and semiconductor business (the "Assets"). As part of the sale of the Assets to SBI (the "Sale"), the Issuer has agreed to restructure its outstanding loans with Helix PEI ("Helix") that have been in default since February 15, 1999. As consideration for the Sale, SBI has agreed to assume such Helix loans upon the closing of the Sale (the "Closing"). As further consideration for the Sale, SBI has agreed to issue to the Issuer a 10% ownership interest in SBI upon the Closing. The Sale is subject to customary closing conditions, including the preparation of a definitive asset purchase agreement (the "Asset Purchase Agreement") and the approval of the Sale by the Issuer's shareholders.

               The foregoing summary of the Sale is qualified in its entirety by reference to the copy of the Letter of Intent included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.        PURPOSE OF TRANSACTION.

        (a)-(c) As described in Item 3 above, this statement relates to the Sale of the Assets to SBI.

        As an inducement to SBI to enter into the Letter of Intent, certain shareholders (collectively, the "Voting Agreement Shareholders") of the Issuer have entered into a Voting Agreement, dated as of May 14, 1999 (the "Voting Agreement"), with SBI and have, by executing the Voting Agreement, irrevocably appointed the directors of SBI (or any nominee of the directors of SBI) as his, hers or its lawful attorney and proxy. Such proxy gives the SBI the limited right to vote each of the 24,997,606 shares of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Shareholders in all matters related to the Merger. The shared voting power with the certain shareholders of Issuer relates to 24,997,606 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Shareholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

               In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Shareholders, SBI (or any nominee of SBI) will be limited, at every Issuer shareholders meeting and every written consent in lieu of such meeting to vote the shares (i) in favor of approval of the Sale and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Sale) between Issuer and any person or entity other than SBI or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Asset Purchase Agreement or which could result in any of the conditions to Issuer's obligations under the Asset Purchase Agreement not being fulfilled. The Voting Agreement Shareholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of
(i) such date and time as the Sales shall become effective in accordance with the terms and provisions of the Asset Purchase Agreement and (ii) six months after the date of termination of the Letter of Intent.

        (d) Not applicable.

        (e) See (a)-(c) above.

        (f)-(i) Not applicable

        (j) Other than described above, SBI currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although SBI reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) As a result of the Voting Agreement, SBI may be deemed to be the beneficial owner of at least 24,997,606 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 52.0% of the issued and outstanding shares of Issuer Common Stock.

               SBI has sole power to vote all of the Shares for the limited purposes described above. SBI does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock. SBI (i) is not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreement. To the best of SBI's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

        (c) Neither the Reporting Persons hereunder nor, to the knowledge of such persons, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Letter of Intent and the Voting Agreement, to the knowledge of SBI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Letter of Intent dated as of May 14, 1999 by and between Silicon Bandwidth, Inc., a Delaware corporation and The Panda Project, Inc., a Florida corporation.

               2. Voting Agreement dated as of May 14, 1999 by and among Silicon Bandwidth, Inc., a Delaware corporation and certain shareholders of The Panda Project, Inc., a Florida corporation.

               3. Restructuring Agreement dated as of March 12, 1999 by and among The Panda Project, a Florida corporation, Helix
                      (PEI) Inc., a Prince Edward Island, Canada corporation, and Silicon Bandwidth, Inc., a Delaware corporation.

               4.     Press release of The Panda Project, Inc. dated May 18,
                      1999.

                                    SIGNATURE


              The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, the statement dated May 24, 1999 containing the information required by Schedule 13D, relating to 27,997,606 shares of the common stock The Panda Project, Inc. subject to the Voting Agreement attached hereto as an exhibit.

Dated:  May 24, 1999

                                   SILICON BANDWIDTH, INC., a Delaware
                                   corporation


                                   By:  /s/ Alan Salzman
                                        ----------------------------------------
                                        Alan Salzman, Chairman


                                   VantagePoint Venture Partners 1996, L.P., a Delaware limited partnership

                                   By VANTAGEPOINT ASSOCIATES, L.L.C.,
                                      a Delaware limited liability company, its General Partner


                                   By:  /s/ James D. Marver
                                        ----------------------------------------
                                           James D. Marver
                                           Managing Member


                                   By VANTAGEPOINT ASSOCIATES, L.L.C.,
                                   a Delaware limited liability company


                                   By:  /s/ James D. Marver
                                        ----------------------------------------
                                           James D. Marver
                                           Managing Member


                                   /s/ James D. Marver
                                   ---------------------------------------------
                                      James D. Marver


                                   /s/ Alan E. Salzman
                                   ---------------------------------------------
                                       Alan E. Salzman

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SILICON BANDWIDTH, INC.

                                                        Present Principal Occupation
                 Name and Title                         Including Name of Employer
                 --------------                         --------------------------
        Alan Salzman, Director and Chairman       Managing Member, VPAssociates
        Jason Strober, Director and Secretary     Associate, VPAssociates

                                   SCHEDULE B

SHAREHOLDER                              SHARES BENEFICIALLY OWNED
-----------                              -------------------------
Helix (PEI), Inc.                                1,000,000
AG Ramius Partners, LLC                         23,997,606